Exhibit (a)(1)(6)

The Bulldog-Ancora Group Commences Tender Offer for $70 Million of Shares of Adams Natural Resources Fund

SADDLE BROOK, N.J. – May 15, 2020 – The Bulldog-Ancora Group, an entity formed by Bulldog Investors, LLC (“Bulldog”) and Ancora Advisors, LLC (“Ancora”), today announced that it is commencing a tender offer to acquire up to $70 million worth of shares of Adams Natural Resources Fund, Inc. (NYSE: PEO), for cash at a price per share not less than 83% of net asset value per share (“NAV”) and not more than 88% of NAV of PEO at the close of the regular trading session of the New York Stock Exchange on the Expiration Date (the “Pricing Date”) of June 12, 2020, unless extended. The complete terms of the tender offer are set forth in an Offer to Purchase and related materials as filed with the Securities and Exchange Commission and available at www.icommaterials.com/peo.

Phillip Goldstein, a managing member of Bulldog, commented: “We have repeatedly asked management to address the discount of PEO’s trading price from its net asset value but it has been unwilling to do so. By significantly increasing our ownership stake through a tender offer, we hope to be in a better position to influence the Board of Directors.” James Chadwick, Director of Alternative Investments at Ancora, added: “Given the dismal prospects for oil and gas stocks for the foreseeable future, and the availability of low cost options to invest in the sector, it is hard to see why PEO should continue to operate in its current format – or why shareholders that need to sell shares in these trying times should have to accept a large discount from NAV.”

About Bulldog Investors

Bulldog Investors is an SEC-registered investment advisor that manages Special Opportunities Fund, Inc. (NYSE:SPE), a registered closed-end investment company, and separately managed accounts. Bulldog beneficially holds approximately 1.4% of the outstanding common stock of PEO.

About Ancora Advisors

Ancora Holdings Inc. is the parent company of three SEC-registered investment advisors including Ancora Advisors LLC which manages separately managed accounts, the Ancora Family of Mutual Funds, and private investment funds. Ancora’s clients hold approximately 8.5% of the outstanding common stock of PEO.

Contact:	InvestorCom

John Glenn Grau, (203) 972-9300 ext. 110

jgrau@investor-com.com